UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Exhibits

Filed herewith as exhibits 99.1, 99.2 and 99.3 are the agreements by and between Alvotech and STADA Arzneimittel AG dated as of May 19, 2023. Filed herewith as exhibit 99.4 is the agreement by and between Alvotech and Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), dated as of May 22, 2023. These agreements were initially described on Alvotech’s report on Form 6-K, dated May 24, 2023.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Termination Agreement (Vedolizumab) by and between Alvotech and STADA Arzneimittel AG, dated as of May 19, 2023.
99.2	Termination Agreement (Golimumab) by and between Alvotech and STADA Arzneimittel AG, dated as of May 19, 2023.
99.3	Termination Agreement (Denosumab) by and between Alvotech and STADA Arzneimittel AG, dated as of May 19, 2023.
99.4	Master License and Supply Agreement by and between Alvotech and Mercury Pharma Group Limited (trading as Advanz Pharma Holdings), dated as of May 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	July 12, 2023	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel